JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1(k)(1) thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13(d) and/or Section 13(g) of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to the Class A ordinary shares, par value $0.0001 per share, of Gores Holdings XI, Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: August 18, 2026

GORES SPONSOR XI LLC
by AEG HOLDINGS, LLC, its Managing Member

By: /s/ Alec Gores
Name: Alec Gores
Title: Manager

AEG HOLDINGS, LLC

By: /s/ Alec Gores
Name: Alec Gores
Title: Manager

ALEC GORES

By: /s/ Alec Gores
Name: Alec Gores